EXHIBIT 22.1

List of Issuers and Guarantor Subsidiaries

Entity	Jurisdiction of Incorporation or Organization	3.0% Promissory Note Due October 13, 2022
Onfolio, LLC	Delaware	Issuer of the Note Pledged security interest in all property owned by Onfolio, LLC to secure the Note
Onfolio Holdings, Inc.	Delaware	Guarantor of the Note